January 2, 2025

John T. Greene
Chief Financial Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, IL 60015

       Re: Discover Financial Services
           Form 10-K For the Year Ended December 31, 2023
           File No. 001-33378
Dear John T. Greene:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance